SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Chiasma, Inc
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
16706W102
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Nexthera Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,066,439

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,066,439

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,439

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON

PN, IA

1.	NAMES OF REPORTING PERSONS

Nexthera Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,066,439

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,066,439

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,439

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS

Daniel Malek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,066,439

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,066,439

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,439

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Ori Hershkovitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,066,439

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,066,439

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,439

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON

IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2018.
Item 1(a).	Name of Issuer:
Chiasma, Inc (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
460 Totten Pond, Suite 530
Waltham, Massachusetts 02451

Item 2(a).	Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Nexthera Capital LP (“Nexthera Capital”);
ii)	Nexthera Capital GP LLC (“Nexthera GP”);
iii) Daniel Malek (“Mr. Malek”); and
iv) Ori Hershkovitz (Mr. Hershkovitz”).
Nexthera GP is the general partner of Nexthera Capital. Mr. Malek and Mr. Hershkovitz are the managing members of Nexthera GP. By virtue of these relationships, each of Nexthera GP, Mr. Malek and Mr. Hershkovitz may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) beneficially owned by Nexthera Capital.
With respect to the Common Stock, Nexthera Capital is furnishing investment advice to an institutional client (the “Managed Portfolio”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolio, Nexthera Capital may be deemed to be the beneficial owner of the shares described herein but held by the Managed Portfolio.  Furthermore, as an investment adviser or sub-adviser to the Managed Portfolio, Nexthera Capital may be deemed to share the power to vote, direct the vote, dispose of or to direct the disposition of the shares with the Managed Portfolio.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 900 Third Avenue, Suite 1100, New York, New York 10022.
Item 2(c).	Citizenship:
i)	Nexthera Capital is a Delaware limited partnership;
ii) Nexthera GP is a Delaware limited liability company;
iii) Mr. Malek is a citizen of Belgium; and
iv) Mr. Hershkovitz is a citizen of Israel.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
16706W102
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2018, the Reporting Persons may be deemed to have  beneficially owned 1,066,439 shares of Common Stock.
(b)	Percent of class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon approximately 24,430,643 shares of Common Stock outstanding as of November 5, 2018, which is the total number of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018. As of the close of business on December 31, 2018, the Reporting Persons may be deemed to have beneficially owned approximately 4.4% of the outstanding Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A to the Schedule 13G filed by the Reporting Persons on November 26, 2018.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Date: February 14, 2019	NEXTHERA CAPITAL LP By: Nexthera Capital GP LLC, its general partner By: /s/ Daniel Malek Name: Daniel Malek Title: Managing Member
Date: February 14, 2019	NEXTHERA CAPITAL LP By: Nexthera Capital GP LLC, its general partner By: /s/ Daniel Malek Name: Daniel Malek Title: Managing Member
Date: February 14, 2019	DANIEL MALEK By: /s/ Daniel Malek Name: Daniel Malek
Date: February 14, 2019	ORI HERSHKOVITZ By: /s/ Ori Hershkovitz Name: Ori Hershkovitz